Exhibit 99.1

Autohome Inc. to Hold Annual General Meeting on June 27, 2025

BEIJING, June 5, 2025 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced that it will hold its annual general meeting of shareholders (the “AGM”) at 18th Floor, Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, The People’s Republic of China on June 27, 2025 at 4:00 p.m. (Beijing time).

Holders of record of ordinary shares of the Company at the close of business on June 2, 2025 (Hong Kong time) are entitled to notice of, to attend and to vote at, the annual general meeting or any adjournment(s) or postponement(s) thereof. Holders of the Company’s American depositary shares (“ADSs”) as of the close of business on June 2, 2025 (New York time) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADSs, Deutsche Bank Trust Company Americas.

The Notice of AGM, which sets forth the resolution to be submitted to shareholder approval at the meeting, and form of proxy for the AGM are available on the Company’s website at https://ir.autohome.com.cn.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2024, with the U.S. Securities and Exchange Commission (“SEC”). The Form 20-F can be accessed on the Company’s website at https://ir.autohome.com.cn, as well as on the SEC’s website at https://www.sec.gov.

The Company has also published its annual report for Hong Kong purposes pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“HKEX”), which can be accessed on the Company’s website at https://ir.autohome.com.cn, as well as the HKEX’s website at https://www.hkexnews.hk.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to relentlessly reduce auto industry decision-making and transaction costs driven by advanced technology. Autohome provides occupationally generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit https://www.autohome.com.cn/.

For investor and media inquiries, please contact:

Autohome Inc.

Sterling Song

Investor Relations Director

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

Christensen China Limited

Suri Cheng

Tel: +86-185-0060-8364

E-mail: suri.cheng@christensencomms.com